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NS Directorate Change

DIRECTORATE CHANGE

UNILEVER PLC
Released 09:58:55 05 February 2025

RNS Number : 0192W
Unilever PLC
05 February 2025

Unilever PLC

Unilever Board Update

Unilever today announced that Zoe Yujnovich has been appointed as an
Executive Director. Zoe will join the Unilever Board with effect from 1 Marcl

Zoe is Shell's Integrated Gas and Upstream Director and has he
management positions across Shell since joining in 2014. Prior to joinin almost two decades in Rio Tinto, including as President and CEO of the Irc
Canada.

Zoe brings deep experience of fast paced transformations at sc businesses. She has an extensive network and experience in engaging regulators and civil society stakeholders across the world.

Zoe Yujnovich will also join the Nominating and Corporate Governanc
Corporate Responsibility Committee effective as at 1 March 2025.

Unilever today also announced that the following Non-Executive D themselves for election or re-election to the Unilever PLC Board at th
Meeting of Unilever PLC on 30 April 2025 (the "**2025 AGM**"): Ian Meakins (C
Adrian Hennah, Ruby Lu, Susan Kilsby, Nelson Peltz, Judith McKenna, Ber
Yujnovich.

Hein Schumacher, CEO, and Fernando Fernandez, CFO, will also offer election to the Unilever PLC Board at the 2025 AGM.

Non-Executive Director Andrea Jung has decided not to stand for re-ele
AGM.

Unilever Chair Ian Meakins said: "On behalf of the Board, I would like to t for her contribution to the Unilever PLC Board over her many years of se like to welcome Zoe Yujnovich to the Board. Zoe brings a wealth of exp sure we will greatly benefit from her experience and expertise."

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